October 6, 2020

VIA EDGAR AND COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3030
Washington, D.C. 20549-6010

Attention:	Eric Atallah
Lynn Dicker

Re:	iRhythm Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2019
Filed March 2, 2020
Form 10-Q for the Quarterly Period Ended June 30, 2020
Filed August 7, 2020
File No. 001-37918

Dear Mr. Atallah and Ms. Dicker:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 28, 2020, to Douglas J. Devine, Chief Financial Officer of iRhythm Technologies, Inc. (the “Company”) regarding the Quarterly Reports on Form 10-Q, File No. 001-37918, filed by the Company on May 8, 2020 and August 7, 2020 (the “Quarterly Reports”).

Simultaneously with the filing of this letter, the Company is filing two Form 10-Q/As (the “Amendments”), responding to the Staff’s comments and updating the Quarterly Reports. This letter sets forth the comments of the Staff in the comment letter (bold, italicized and numbered in accordance with the comment letter) and, following the comment, sets forth the Company’s response. We are enclosing a copy of the Amendments.

Item 6. Exhibits, page 70
1.We note that the certifications filed as Exhibits 31.1 and 31.2 exclude the introductory language regarding internal control over financial reporting in the fourth paragraph and do not include paragraph 4(b). Please amend the filing to provide revised certifications that include the required information. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certifications. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(301) of Regulation S-K. This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2020.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised Exhibits 31.1 and 31.2 of each of the Quarterly Reports to include the introductory language regarding internal control over financial reporting in the fourth paragraph and to include paragraph 4(b).

* * *

Please direct any questions with respect to the Company’s responses or the Amendment to me at (650) 565-3564 or poettinger@wsgr.com.

Sincerely,

/s/ Philip Oettinger

Philip Oettinger

Enclosures

cc (w/ enclosures): Kevin M. King, Chief Executive Officer, iRhythm Technologies, Inc.
Douglas J. Devine, Chief Financial Officer, iRhythm Technologies, Inc.